Vincent J. McGill	Direct Dial: (212) 561-3604
Partner	Email:VMcGill@EVW.com
                                                                                                                                                                                                                                                                                         June 13, 2012

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Target Acquisitions I, Inc.

Form 8-K/A
Filed March 13, 2012 Response dated May 3, 2012
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 30, 2012
Form 10-Q for Fiscal Year Ended March 31, 2012
Filed May 21, 2012
File: 000-53328

  Dear Mr. Reynolds:

On behalf of our client, Target Acquisitions I, Inc., a Delaware corporation (the “Company”), I am submitting this letter in order to respond to comments 3, 4 and 8 contained in the Staff’s letter of comment dated May 23, 2012 on the Company’s (i) Current Report on Form 8-K/A (Amendment No.3) filed on March 13, 2012 with respect to the acquisition of China Real Fortune Mining Limited; (ii) Form 10-K for the fiscal year ended December 31, 2011 filed on  March 30, 2012 and (iii) Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 filed on May 21, 2012.

The Company is currently in the process of revising its Report on Form 8-K in response to the all of the comments contained in the Staff’s letter of May 23, 2012, and anticipates filing such amended Form 8-K late in the week of June 18, 2012.

Our responses below have been numbered to correspond to the Staff’s comments.

Form 8-K/A

Financial Statements as of and for the Years Ended December 31, 2010 and 2009

Note 9 – Asset Retirement Cost and Obligation, page F- 13

Mr. John Reynolds
June 13, 2012

3.      We reviewed your response to our prior comment 5, noting your assertion that you no longer believe a liability of $1,598,501 at December 31, 2010 for mine restoration has been incurred at the Zhuolu mine. Such liability appears to have been reduced to $7,414. Please reconcile this current assertion with your responses to (i) our prior comment 6 and (ii) our prior comment 16 of our letter dated January 25, 2012. Specifically, you previously asserted that “it is probable that a remediation liability has been incurred as a result of [your] activities to date” and that your “activities to date obligate [you] to perform remedial activities at the time mining stops.” Since your response appears to indicate that it is probable that such liability had been incurred as of December 31, 2010, please tell us why you no longer believe such liability should have been fully accrued (i.e. $1,598,501). Refer to FASB ASC 450-20-25-2a.

Response:

Notwithstanding the fact that the Company had never acquired mining rights to the Zhoulu Mine, as indicated previously, it believes it will acquire such rights and fully intends to extract all of the usable reserves in the Zhuolu Mine. Believing that it would extract all of the ore, the Company also believed it would be liable for the cost of restoring the entire property upon completion of mining activities as a result of its activities to date (it has dug the ground, extracted ore and eventually will restore the ground to its original condition when the mine is fully depleted as required by local mining regulations).  Consequently, it initially recorded the entire restoration cost obligation of approximately $1,598,501. Since this relates to a liability benefiting current and future years, a corresponding asset was recognized which the Company believed is the only logical way to account for its future obligation.  The ownership of an asset (i.g. mining rights) was deemed irrelevant to the issue of whether a liability and a related asset should be recorded.

The asset restoration obligation of $1,598,501 was initially computed based on a restoration cost of RMB 3,500,000 (see table below), adjusted for an inflation factor of 6.4% over the expected life of the mine of 39 years discounted at a risk free rate of 3.5%. Upon initial recognition of the liability, a corresponding amount was capitalized as part of the carrying amount of the related long-lived asset. The attached worksheet shows how the $1,598,501 asset retirement obligation was derived.

Mr. John Reynolds
June 13, 2012

Implementation period	Management Goals	Planning / working content		Expected cost
Phase I	Remedy the impact to ecological environment from construction of mine for production, to mitigate soil erosion.	The road	Finish road construction task, macadamize the road, finish greening both sides of the road for arbor, Chinese pine etc.	RMB 200,000 (US$32,000)
		The mining site	Finish greening task around the site, shrub, lespedeza, sea-buckthorn, spacing 0.5 meters.	RMB 100,000 (US$16,000)
		Solid waste yard	Finish new construction of dam body, and conduct side slope construction	RMB 200,000 (US$32,000)
Phase II	Recover the destruction of vegetation; recover vegetation to get vegetation coverage to the level before mining. And recover the solid waste yard with vegetation recovery.	Solid waste yard at mine site	Finish greening task, shrub, lespedeza, sea-buckthorn, spacing 0.5 meters; plant mountain grass, elymus villifer etc.	RMB1,000,000 (US$158,000)
Phase III	Continue recovering destruction of vegetation; to the level before mining. And recover the solid waste yard with vegetation recovery.	Solid waste yard at mine site	Finish greening task, shrub, lespedeza, sea-buckthorn, spacing 0.5 meters; plant mountain grass, elymus villifer etc.	RMB1,000,000 (US$158,000)
Closing the mine	Recover vegetation for vegetation coverage to the level before mine site construction for mining.	Solid waste yard of mine lot	Finish greening task, shrub, lespedeza, sea-buckthorn.	RMB1,000,000 (US$158,000)
Total				RMB3,500,000 (US$554,000)

Upon reconsidering how to account for the restoration cost, the Company determined that since it had not acquired the mining rights no related future economic benefit can be recognized, it should not have capitalized as a noncurrent asset the anticipated cost of restoring the mine (asset retirement cost), which it is currently exploiting.  Since the Company should not have capitalized the anticipated mine restoration expense, it should not have recorded the anticipated corresponding non-current liability (asset retirement obligation).  The Company has further determined that the entire asset retirement obligation of $1,598,501 should not be accrued because it is the present value of future obligation for the entire mine with 7,881,220 tons of reserves; because its activities have been limited to a specific portion of the area of the Zhuolu Mine, were it not to be granted the mineral rights for the entire property, it would only be obligated to restore that area of the mine where it has extracted ore.  Thus, it should expense and accrue the related mine restoration costs only for the area from which it extracts ore in the period in which such area was mined.  For purposes of determining the amount to record as an expense as it mines a particular portion of the Zhuolu Mine, the Company believes that it is appropriate to accrue the expense in proportion to the tonnage mined as a portion of the estimated tonnage of the entire Mine.  Accordingly, , the Company recorded a liability of $7,414 as of December 31, 2010 for mine restoration costs.  This liability of $7,414 for the restoration cost as of December 31, 2010 was derived by multiplying the total estimated cost of restoration of RMB 3.5 million by the fraction represented by the 110,570 tons produced over the total reserves of 7,881,330 tons. In addition to accruing such liability, the Company recorded the corresponding expense in the income statement for the periods in which the ore was extracted.

Mr. John Reynolds
June 13, 2012

4.      We also note in your response to our prior comment 6 that you believe the only way to record an obligation to restore the ground to its original condition is to debit an asset for the present value of the future cash flows resulting from this obligation. You have not established how this position (i.e. recording an asset versus expense) is within the scope of FASB ASC 410-20-15. Please advise or revise.

Response:

Upon reconsidering this issue the Company has determined that it is not appropriate to record the asset retirement cost until such time as it has acquired the right to extract ore from the entire Zhuolu Mine. Consequently, the Company eliminated the asset retirement cost from its consolidated balance sheets as of December 31, 2010, and, as noted above, accrued an expense of $7,414 as of such date reflecting the restoration obligation incurred as of that date.  Accordingly, the scope of FASB ASC 410-20-15 is no longer applicable to the Company.

8.      We note your comparative interim financial statements for the quarter ended March 31, 2011 continue to present asset retirement costs (i.e. assets and liabilities). Such presentation appears to be inconsistent with your response to our prior comment 5. Please advise or revise to restate your interim financial statements.

Response:

As we explained in footnote 8 to the consolidated financial statements for the quarter ended March 31, 2012, we have made a “prospective accounting Change”, effective January 1, 2012 to eliminate the asset retirement cost and obligation but accrue the restoration liability based on the area actually mined due to the insignificant impact of restatement to the Company’s earnings, EPS and net assets, etc., as described in the letter to SEC dated May 3, 2012 for addressing comment #5 in the SEC’s letter dated March 30, 2012; accordingly, we did not restate the interim financial statements for the quarter ended March 31, 2011. Instead, we made the change prospectively from January 1, 2012.

Mr. John Reynolds
June 13, 2012

Please direct any comments you may have to me at the number set forth above, or in my absence to Mark Orenstein at 212 561-3638, or by fax at 212 779-9928.

Very truly yours,

/s/ Vincent J. McGill
Vincent J. McGill

cc: James Giugliano
      Brian K. Bhandari
      Ronald Alper
      Pamela Howell